Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor [redacted]

1st August 2006

For immediate release

Jardine Lloyd Thompson Group plc
Unaudited Interim Results for the Six Months to 30th June 2006

The following announcement was issued today by the Company's 30%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

GolinHarris
Katherine Wang (852) 2501 7984

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

JARDINE LLOYD THOMPSON GROUP plc

UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS TO 30th JUNE 2006

Jardine Lloyd Thompson Group plc ("JLT" or "the Group") today announces interim results for the six months ended 30th June 2006.

Financial Summary

- **Fees and commissions ("Turnover") £260.4m (2005: £250.7m)**
- **Profit before tax £48.6m (2005: £48.1m)**
- **Diluted earnings per share 14.8p (2005: 16.0p)**
- **Underlying profit before tax (before exceptional items and impairment charges) £47.1m (2005: £47.3m)***
- **Underlying diluted earnings per share 14.5p (2005: 15.8p)**
- **Interim dividend per share unchanged at 8.5p**

***refer to alternative income statement on page 11**

Operational Summary

- Revenue up 4% or 3% at constant rates of exchange
- Good progress with the operational review
- Risk & Insurance turnover increase of 5% with a reduced trading margin of 18%
- UK Employee Benefits turnover increase of 9% with an increased trading margin of 16%
- Strengthened management team
- Proposed closure of UK Defined Benefit pension scheme

Dominic Burke, Chief Executive of Jardine Lloyd Thompson Group, commented:

"In light of the difficult trading conditions, we have delivered a creditable performance. Profits have been stabilised and we have made significant progress with our operational review. The review has served to highlight the quality of our people and the strength of our underlying business. Through this process, a roadmap is emerging that will help set the future direction of JLT. We anticipate that the benefits will be reflected in 2007 and more fully in 2008.

As stated at the time of the preliminary results for 2005, given the challenging trading environment, we do not anticipate any more than a modest overall improvement in the Group's trading performance for 2006 from that reported for 2005. We remain of that view."

Enquiries:

Barrie Cornes, Investor Relations Director	Jardine Lloyd Thompson Group	020 7528 4560
Rupert Younger	Finsbury Group	020 7251 3801

A presentation to investors and analysts will take place at 9.30am today at 6 Crutched Friars, London EC3N 2PH. A webcast of the presentation can be viewed on the Group's website www.jltgroup.com later today.

FULL RELEASE FOLLOWS:

CHAIRMAN'S STATEMENT

OVERVIEW

Despite a challenging trading environment, Jardine Lloyd Thompson achieved creditable revenue growth in the first half of 2006 with profit before tax largely unchanged. The Group is continuing to review its operations and implement improvements.

PERFORMANCE

Turnover for the first six months of 2006 increased by 4% to £260.4 million, or 3% at constant rates of exchange. Profit before tax was £48.6 million which included an exceptional gain on the sale of our non-core Chicago affinity business of £3.4 million, partly offset by exceptional restructuring costs of £1.9 million in the UK. The underlying trading profit decreased by 9% to £38.3 million reflecting a lower trading margin of 15% compared to 17% in the same period last year. Underlying trading profit excludes exceptional items, impairment charges and amortisation of other intangibles. The decrease in underlying trading profit was partly offset by higher investment income, resulting in an underlying profit before tax of £47.1 million, largely unchanged from last year. Underlying profit before tax excludes exceptional items and impairment charges.

Underlying diluted earnings per share for the first six months were 14.5p, compared to 15.8p in 2005. Including exceptional items, the diluted earnings per share were 14.8p, compared to 16.0p in 2005.

The Board has declared an unchanged interim dividend of 8.5p per share to be paid on 9th October 2006 to the shareholders on the register on 8th September 2006.

OPERATIONS

Operational review

Our operational review has made significant progress in the first half of the year. It is reviewing the activities, trading and strategic positioning of each business within the Group, including cost structure and potential for growth.

The operational review is an ongoing process but the initial recommendations and guiding principles are: to concentrate on existing areas of proven business and management strength; to have a strong mix of business activities in order to balance revenue and reduce volatility; to focus investment on lower risk initiatives and to seek out bolt-on consolidation opportunities.

We announced today that we are entering a period of consultation with our staff over the proposed closure of our Defined Benefit (DB) pension scheme in the UK to all future accruals from 1st December 2006. Members of the DB scheme will be offered a new flexible and competitive Defined Contribution (DC) scheme. The financial impact will be to reduce pension liabilities by an amount yet to be finalised although the number is expected to be reasonably material. We intend to make an initial cash contribution of £35 million to the DB scheme and additional contributions totalling £30 million by 2009. These changes will enable us to better manage the long-term growth and development of the Group.

Risk & insurance

Total Risk & Insurance turnover increased by 5% to £219.8 million with a trading margin of 18% compared to 22% for the comparable period. The trading margins remain under pressure primarily as a result of declining insurance premium rates in all areas other than those directly relating to catastrophe exposures. There continues to be intense competition amongst brokers to gain and retain market share.

Our important Risk Solutions business achieved stable turnover of £61.2 million in the first six months but the trading margin reduced from 18% to 14%. This business now has a new management team providing clear direction, tighter cost control, a new business culture and a focus on selected growth areas. In the short term we expect a further deterioration in the trading margin in the second half of 2006. However, we believe that a sustainable trading margin for this business is at least 15% and it is our objective to have returned to this level by 2008. We expect to make good progress towards this in 2007.

The UK and Ireland insurance broking business continued to demonstrate good growth with an increase in turnover of 7% to £23.4 million, with stable margins compared to the same period last year.

JLT Re, our new reinsurance operation, was launched in January. The management team is building the required advisory and analytical capabilities needed to compete in the market, particularly in non-marine.

Lloyd & Partners and Agnew Higgins Pickering, our specialist wholesale businesses based in the UK, performed strongly. Turnover and margins in Agnew Higgins Pickering recovered significantly following a difficult first half in 2005. They benefited from several energy clients bringing forward their renewals for completion prior to the commencement of the 2006 hurricane season.

Australia and New Zealand had a turnover decline of 3% to £32.1 million in the first half of the year but this is mainly due to timing differences partly offset by new business wins. Margins declined from 36% to 31%, reflecting highly competitive insurance markets, particularly for large and mid-market clients. Asia continued to perform strongly with a 13%

increase in turnover to £16.9 million, or 7% at constant rates of exchange. Margins improved slightly to 23%. In May 2006 we received approval to commence operations as an insurance and reinsurance broker across mainland China. The new operation, JLT Lixin Insurance Brokers, is a 51% owned joint venture based in Guangdong province in Southern China.

Our operations in North and South America benefited from winning new business but margins remain under pressure. In Canada, new teams that were recruited last year have contributed to a 27% increase in turnover, or 12% at constant rates of exchange. In Latin America we continue to make good progress despite fierce competition amongst underwriters.

Our French associate, SIACI, continued to perform well with a contribution to the Group's pre-tax profits of £2.5 million, an increase of 14%.

Employee Benefits

Our Employee Benefits business in the UK also performed well, with turnover increasing 9% to £37.5 million. The underlying trading margin increased to 16%, compared to 15% last year. Client retention remains strong, as demonstrated by the renewal of significant long-term contracts in the first half including Prudential and Norwich Union.

CORPORATE DEVELOPMENT

We announced on 4th July that we were in early discussions to acquire Heath Lambert Group based in the UK. After a detailed review, we concluded that we could not proceed with the acquisition on the conditions originally envisaged and on 13th July we announced that discussions were terminated.

As the market continues to evolve and consolidate, the Group remains well placed to take advantage of opportunities in our core businesses and markets.

PEOPLE

On 5th April we announced the appointment to the Board of Brian Carpenter, Chief Executive of Asia Pacific and William Nabarro, Executive Chairman of JLT UK Employee Benefits. At the same time, William Nabarro was also appointed Group Commercial Director. Dominic Collins resigned from the Board on the same date.

We also announced on 5th July that George Stuart-Clarke would stand down from the Board as the Group's Finance Director in August, after 12 years in that role, and that Jim Rush would be appointed in his place.

The Board would like to express its appreciation to George and Dominic for their valuable contributions to the Group. We are pleased that George will remain a member of the Group's Executive Committee.

OUTLOOK

The market remains challenging and continues to evolve. Our important Risk Solutions business in the UK is making the necessary changes to adapt to the new environment and improve its performance.

While we do not anticipate any more than a modest overall improvement in the Group's trading performance for 2006 compared to last year, we continue to implement improvements and anticipate the benefits will be reflected next year and more fully in 2008.

Geoffrey Howe

1st August 2006

Jardine Lloyd Thompson Group plc
Consolidated Income Statement
Unaudited results for the six months ended 30th June 2006

	Notes	**6 months to 30th June 2006 £'000**	6 months to 30th June 2005 £'000
Fees and commissions	3	**260,377**	250,681
Investment income		**8,879**	6,653
Salaries and associated expenses		**(161,694)**	(145,540)
Premises		**(15,157)**	(14,710)
Other operating costs		**(39,544)**	(42,763)
Depreciation, amortisation and impairment charges	4	**(4,455)**	(5,291)
Operating Profit	3, 4	**48,406**	49,030
Finance costs		**(2,400)**	(3,179)
Share of results of associates after tax and minority interests*		**2,545**	2,225
Profit before taxation	3	**48,551**	48,076
Income tax expense	5	**(15,697)**	(14,384)
Profit for the period	3	**32,854**	33,692
Attributable to:			
Shareholders of the Company		**31,928**	33,339
Minority interests		**926**	353
		32,854	33,692
Earnings per share	7		
Basic		**14.8p**	16.1p
Diluted		**14.8p**	16.0p

	£'000	£'000
* includes associates taxation of	**2,153**	1,915

Jardine Lloyd Thompson Group plc
Consolidated Balance Sheet
Unaudited as at 30th June 2006

	Notes	**As at 30th June 2006 £'000**	As at 30th June 2005 £'000	As at 31st December 2005 £'000
NET OPERATING ASSETS				
Non-current assets				
Goodwill		**197,766**	199,771	202,309
Intangible assets		**17,537**	16,580	18,052
Property, plant and equipment		**26,908**	28,836	28,460
Investment in associates		**9,864**	6,954	7,393
Available-for-sale financial assets	8	**9,860**	14,268	18,321
Derivative financial instruments	9	**1,409**	1	49
Employee benefit trusts		**2,707**	2,721	2,647
Deferred tax assets		**71,308**	61,640	73,995
		337,359	330,771	351,226
Current assets				
Trade and other receivables	10	**179,980**	184,899	153,576
Derivative financial instruments	9	**1,825**	4,379	19
Available-for-sale financial assets	8	**13,458**	4,860	57,253
Cash and cash equivalents	11	**630,452**	395,141	300,398
		825,715	589,279	511,246
Current liabilities				
Borrowings		**(81,162)**	(87,121)	(513)
Trade and other payables	12	**(531,520)**	(454,949)	(417,639)
Derivative financial instruments	9	**(1,664)**	(724)	(517)
Current tax liabilities		**(15,860)**	(14,759)	(8,310)
Provisions for liabilities and charges	14	**(48,116)**	(43,905)	(44,963)
		(678,322)	(601,458)	(471,942)
Net current assets/(liabilities)		**147,393**	(12,179)	39,304
Non-current liabilities				
Borrowings		**(150,558)**	(773)	(54,989)
Derivative financial instruments	9	**(5)**	(550)	(2,187)
Deferred tax liabilities		**(16,218)**	(8,844)	(14,257)
Retirement benefit obligations	13	**(151,594)**	(121,919)	(153,191)
Provisions for liabilities and charges	14	**(6,411)**	(18,154)	(13,664)
		(324,786)	(150,240)	(238,288)
		159,966	168,352	152,242
TOTAL EQUITY				
Capital and reserves attributable to the Company's equity holders				
Ordinary shares		**10,619**	10,571	10,615
Share premium		**73,513**	71,495	73,370
Fair value & hedging reserves	9	**2,526**	3,136	433
Exchange reserves		**(1,979)**	661	6,229
Retained earnings		**70,588**	79,152	57,978
Shareholders' funds	15	**155,267**	165,015	148,625
Minority interest		**4,699**	3,337	3,617
		159,966	168,352	152,242

Jardine Lloyd Thompson Group plc
Consolidated Statement of Recognised Income and Expense
Unaudited results for the six months ended 30th June 2006

	6 months to 30th June 2006 £'000	6 months to 30th June 2005 £'000
Fair value gains/(losses) net of tax		
- available-for-sale	**(1,009)**	(66)
- cashflow hedges	**3,102**	(8,928)
Currency translation differences	**(8,208)**	7,278
Net losses recognised directly in shareholders' equity	**(6,115)**	(1,716)
Net profit	**32,854**	33,692
Total recognised income and expense for the period	**26,739**	31,976
Attributable to:		
Shareholders of the Company	**25,813**	31,623
Minority interests	**926**	353
	26,739	31,976

Jardine Lloyd Thompson Group plc
Consolidated Cash Flow Statement
Unaudited results for the six months ended 30th June 2006

	Notes	**6 months to 30th June 2006 £'000**	6 months to 30th June 2005 £'000
Cash flows from operating activities			
Cash generated from operations	17	**18,203**	5,701
Interest paid		**(1,824)**	(1,156)
Interest received		**8,606**	7,432
Taxation paid		**(4,240)**	(9,462)
Increase in net insurance broking creditors		**117,249**	48,424
Net cash from operating activities		**137,994**	50,939
Cash flows from investing activities			
Purchase of property, plant and equipment		**(3,131)**	(4,252)
Purchase of intangible fixed assets		**(3,155)**	(2,663)
Disposal of property, plant and equipment		**640**	329
Disposal of intangible fixed assets		**-**	983
Acquisition of businesses, (net of cash acquired)	18	**(1,178)**	(2,152)
Issue of shares to minority shareholders in subsidiary undertakings		**703**	-
Purchase of other investments		**-**	(190)
Disposal of other investments		**13**	-
Net cash used in investing activities		**(6,108)**	(7,945)
Cash flows from financing activities			
Equity dividend paid		**(25,379)**	(25,143)
Net cash flows from investments and deposits		**49,824**	33,919
Purchase of investments by Employee Benefit Trust		**(509)**	(553)
Issue of ordinary shares		**147**	228
Net increase in borrowings		**176,165**	60,950
Dividend paid to minority shareholding		**(231)**	(27)
Net cash from financing activities		**200,017**	69,374
Effects of exchange rate changes		**(1,849)**	970
Net increase in cash and cash equivalents		**330,054**	113,338
Cash and cash equivalents at beginning of year		**300,398**	281,803
Cash and cash equivalents at end of the period		**630,452**	395,141

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2006

Accounting Policies

1. Basis of accounting

The financial statements for the six months ended 30th June 2006 have been prepared in accordance with the Listing Rules of the Financial Services Authority.

The unaudited results for the six months ended 30th June 2006 have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and derivative financial instruments and using the accounting policies adopted in respect of the year ended 31st December 2005 which comply with International Financial Reporting Standards (IFRS).

The financial information for the year ended 31st December 2005 relating to the Group set out above has been extracted from the full audited accounts of the Company for that period. Such financial information does not constitute statutory accounts of the Company for that period within the meaning of section 240 of the Companies Act 1985.

Consolidated statutory accounts for the Company for that period, upon which the auditors have given an unqualified report and which did not contain any statement under section 237 of the Act, have been delivered to the Registrar of Companies.

Full details of the audited accounts and accounting policies for the year ended 31st December 2005 are available at www.jltgroup.com.

2. Alternative Income Statement

The format of the consolidated income statement on page 6 conforms to the requirements of IFRS. The alternative income statement set out below, which is provided by way of additional information, has been prepared on a basis that conforms more closely to the approach adopted by the Group in assessing its performance.

	6 months to 30th June 2006			
	Underlying profit £'000	**Reclassification £'000**	**Exceptional items £'000**	**Total £'000**
Fees and commissions	**260,377**	**-**	**-**	**260,377**
Salaries and associated expenses	**(160,440)**	**-**	**(1,254)**	**(161,694)**
Premises	**(15,157)**	**-**	**-**	**(15,157)**
Other operating costs	**(42,273)**	**-**	**2,729**	**(39,544)**
Depreciation, amortisation and impairment charges	**(4,203)**	**(252)**	**-**	**(4,455)**
Trading profit	**38,304**	**(252)**	**1,475**	**39,527**
Investment income	**8,879**	**-**	**-**	**8,879**
Finance costs	**(2,400)**	**-**	**-**	**(2,400)**
Share of results of associates after tax and minority interests	**2,545**	**-**	**-**	**2,545**
Amortisation of other intangibles	**(252)**	**252**	**-**	**-**
Profit before taxation	**47,076**	**-**	**1,475**	**48,551**

	6 months to 30th June 2005			
	Underlying profit £'000	Reclassification £'000	Exceptional items £'000	Total £'000
Fees and commissions	250,681	-	-	250,681
Salaries and associated expenses	(144,282)	-	(1,258)	(145,540)
Premises	(14,248)	-	(462)	(14,710)
Other operating costs	(45,293)	-	2,530	(42,763)
Depreciation, amortisation and impairment charges	(4,843)	(448)	-	(5,291)
Trading profit	42,015	(448)	810	42,377
Investment income	6,653	-	-	6,653
Finance costs	(3,179)	-	-	(3,179)
Share of results of associates after tax and minority interests	2,225	-	-	2,225
Amortisation of other intangibles	(448)	448		-
Profit before taxation	47,266	-	810	48,076

2. Alternative Income Statement cont'd

Segment information - primary reporting format Underlying trading profit	6 months to 30th June 2006 £'000	6 months to 30th June 2005 £'000
Risk & Insurance	**39,637**	46,455
Employee Benefits	**5,890**	5,055
Head Office & Other	**(7,223)**	(9,495)
	38,304	42,015

3. Segment Information

Primary reporting format - business segments

Business segments: the Group is organised on a worldwide basis into three main segments: Risk & Insurance, Employee Benefits and Head Office & Other operations. The segments are the basis on which the Company reports its primary segment information.

The Risk & Insurance segment comprises JLT's worldwide insurance, reinsurance broking and risk services activities. The Employee Benefits segment consists of pension administration, outsourcing and employee benefits consultancy. The Head Office & Other segment consists mainly of holding companies, central administration functions, the Group's captive insurance companies and the Group's investment in Courcelles Participations, the holding company of SIACI.

Segment results
In accordance with IAS 14, segment results include the net income or expense derived from the trading activities of the segment. Investment income and finance costs are excluded since the trading activities of the Group's primary segments are not of a financial nature. The standard also specifically excludes the income tax expense from segmental allocation with the consequence that the minority interest charge is also excluded.

Segment assets include:
- non current assets excluding investments in associates and deferred tax assets,
- trade and other receivables,

It excludes any interest bearing assets (e.g. cash and investments & deposits).

Segment liabilities include:
- trade and other payables,
- provisions for liabilities and charges.

It excludes any interest bearing liabilities (e.g. borrowings) as well as income & deferred tax liabilities.

Items excluded from segmental allocation are referred to below as "unallocated".

Investments in associates: the Group owns 31% of the French company Courcelles Participations (the holding company of SIACI) which has operations principally in France and Italy. Although the investment and the company share of Courcelles' net profit are excluded from the segmental analysis of assets and revenue, they are shown separately in conjunction with data from Head Office & Other segment. Group companies also own a number of small associates in Australia and Asia which are included in the Risk & Insurance segment.

Capital expenditure comprises additions to Property, plant and equipment and Intangible assets, including additions resulting from acquisitions through business combinations.

3. Segment Information cont'd

6 months to 30th June 2006	**Risk & Insurance £'000**	**Employee Benefits £'000**	**Head Office & Other £'000**	**Unallocated £'000**	**Group £'000**
Fees and commissions	219,755	37,533	3,089	-	260,377
Segment result	38,169	5,590	(4,232)	-	39,527
Investment income	-	-	-	8,879	8,879
Operating profit	38,169	5,590	(4,232)	8,879	48,406
Finance costs	-	-	-	(2,400)	(2,400)
Share of results of associates after tax & MI	33	-	2,512	-	2,545
Profit before taxation	**38,202**	**5,590**	**(1,720)**	**6,479**	**48,551**
Income tax expense	-	-	-	(15,697)	(15,697)
Minority interests	-	-	-	(926)	(926)
Net profit	**38,202**	**5,590**	**(1,720)**	**(10,144)**	**31,928**
Segment assets	311,591	55,453	59,967	-	427,011
Associates	2,453	-	7,412	-	9,865
Unallocated assets	-	-	-	726,198	726,198
Total assets	**314,044**	**55,453**	**67,379**	**726,198**	**1,163,074**
Segment liabilities	(514,805)	(17,330)	(206,325)	-	(738,460)
Unallocated liabilities	-	-	-	(264,648)	(264,648)
Total liabilities	**(514,805)**	**(17,330)**	**(206,325)**	**(264,648)**	**(1,003,108)**
Other segment items					
Capital expenditure	4,399	531	1,356	-	6,286
Depreciation, amortisation and impairment	2,432	443	1,580	-	4,455

3. Segment Information cont'd

6 months to 30th June 2005	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Group £'000
Fees and commissions	208,301	34,470	7,910	-	250,681
Segment result	45,572	4,584	(7,779)	-	42,377
Investment income	-	-	-	6,653	6,653
Operating profit	45,572	4,584	(7,779)	6,653	49,030
Finance costs	-	-	-	(3,179)	(3,179)
Share of results of associates after tax & MI	15	-	2,210	-	2,225
Profit before taxation	45,587	4,584	(5,569)	3,474	48,076
Income tax expense	-	-	-	(14,384)	(14,384)
Minority interests	-	-	-	(353)	(353)
Net profit	45,587	4,584	(5,569)	(11,263)	33,339
Segment assets	325,323	59,135	51,404	-	435,862
Associates	2,483	-	4,471	-	6,954
Unallocated assets	-	-	-	477,234	477,234
Total assets	327,806	59,135	55,875	477,234	920,050
Segment liabilities	436,288	14,419	187,618	-	638,325
Unallocated liabilities	-	-	-	113,373	113,373
Total liabilities	436,288	14,419	187,618	113,373	751,698
Other segment items					
Capital expenditure	5,271	370	1,168	-	6,809
Depreciation, amortisation and impairment	2,587	485	2,219	-	5,291

4. Operating Profit

The following items have been charged/(credited) in arriving at operating profit:	**6 months to 30th June 2006 £'000**	6 months to 30th June 2005 £'000
Foreign exchange gains:		
Fees and commissions	**(89)**	(3,669)
Other operating costs	**294**	(304)
	205	(3,973)
Amortisation of intangible assets:		
- Software costs	**618**	769
- *Other intangible assets*	**287**	448
Depreciation on property, plant and equipment	**3,550**	4,074
Total depreciation, amortisation and impairment charges	**4,455**	5,291
Amortisation of intangible assets:		
- Employment contract payments (included in salaries and associated expenses)	**2,441**	1,492
(Profit)/loss on disposal of property, plant and equipment:	**(38)**	7
Available-for-sale financial assets		
- Fair value losses	**160**	22
Exceptional items:		
Reorganisation and redundancy costs of which:		
- included in salaries and associated expenses	**1,254**	1,171
- included in premises costs	**-**	236
- included in other operating costs	**725**	222
	1,979	1,629
Acquisition integration costs of which:		
- included in salaries and associated expenses	**-**	87
- included in premises costs	**-**	226
- included in other operating costs	**-**	26
	-	339
Sale of Chicago operations - JLT Services Inc (included in other operating costs)	**(3,454)**	-
Sale of CSEA business - JLT Services Inc (included in other operating costs)	**-**	(2,778)
Total exceptional items	**(1,475)**	(810)

5. Income tax expense

	6 months to 30th June 2006 £'000	6 months to 30th June 2005 £'000
Current tax expense		
Current year	**12,745**	14,624
Over provided in prior years	**(254)**	(25)
	12,491	14,599
Deferred tax expense		
Origination and reversal of temporary differences	**3,268**	(714)
Reduction in tax rate	**(2)**	2
Benefit of tax losses recognised	**213**	451
Prior year losses now recognised	**(273)**	46
	3,206	(215)
Total income tax expense in income statement	**15,697**	14,384

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	6 months to 30th June 2006 £'000	6 months to 30th June 2005 £'000
Profit before tax	**48,551**	48,076
Tax calculated at UK Corporation Tax rate of 30%	**14,564**	14,418
Non-deductible expenses (principally entertainment expenses)	**407**	310
Book depreciation in excess of tax depreciation	**3**	2
Increase in provisions not deductible in the period/ decrease in provisions not deducted in prior periods	**-**	1
Pensions	**51**	-
Share based payments	**2,169**	824
Other adjustments to taxable profit	**(915)**	1
Adjustments to tax charge in respect of prior periods	**71**	(193)
Effect of UK and non-UK tax rate differences	**101**	(316)
Tax on associates	**(754)**	(663)
Total income tax expense	**15,697**	14,384

6. Dividends

	6 months to 30th June 2006 £'000	6 months to 30th June 2005 £'000
Final dividend in respect of 2005 of 12.0p per share (2004: 12.0p)	**25,553**	25,392
Less adjustment *	**(1,140)**	-
	24,413	25,392

* Adjustment relating to dividend equivalents accrued in respect of various performance related share awards and long term incentive plans not currently anticipated to fully vest.

An interim dividend in respect of 2006 of 8.5p per share (2005: 8.5p) amounting to £18,175,000 (2005: £17,992,000) is payable on 9th October 2006 to shareholders who are registered at the close of business on 8th September 2006. This dividend will not be accounted for until it is paid. The ex-dividend date will be 6th September 2006.

7. Earnings per Share

Basic earnings per share are calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding unallocated shares held by the Trustees of the Employees' Share Ownership Plan Trust.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares in issue to take account of the potential dilutive effect of outstanding share options.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below.

	6 months to 30th June 2006 No. of shares	6 months to 30th June 2005 No. of shares
Weighted average number of ordinary shares in issue	**215,446,208**	206,931,903
Effect of outstanding share options	**234,610**	733,331
Adjusted weighted average number of ordinary shares in issue	**215,680,818**	207,665,234

Earnings reconciliation	£'000	Basic pence per share	Diluted pence per share	£'000	Basic pence per share	Diluted pence per share
Underlying profit	**31,294**	**14.5**	**14.5**	32,844	15.9	15.8
Exceptional items	**1,475**			810		
Taxation charge on exceptional items	**(841)**			(315)		
	634	**0.3**	**0.3**	495	0.2	0.2
Profit attributable to shareholders	**31,928**	**14.8**	**14.8**	33,339	16.1	16.0

8. Available-for-sale financial assets

Available-for-sale financial assets are categorised according to their nature into one of two categories:

1) Investments and deposits, which consist mainly of Bonds, Commercial Paper and Fixed Deposits - these investments are held at fair value and are classified between current and non-current assets according to maturity date.

2) Other investments, which include securities and other investments held for strategic purposes - these investments are held at fair value unless a fair value cannot be accurately determined in which case they are held at cost less any provision for impairment.

	Other investments £'000	Investments & deposits £'000	Total £'000
At 1st January 2006	**4,582**	**70,992**	**75,574**
Exchange differences	(122)	(829)	(951)
Additions	-	9,031	9,031
Disposals	(13)	(58,894)	(58,907)
Revaluation surplus/(deficit) (included within equity)	(1,515)	86	(1,429)
At 30th June 2006	**2,932**	**20,386**	**23,318**
Analysis of available-for-sale financial assets			
Non-current	2,932	6,928	9,860
Current	-	13,458	13,458
At 30th June 2006	**2,932**	**20,386**	**23,318**

9. Derivative financial instruments

	30th June 2006		30th June 2005	
	Assets £'000	**Liabilities £'000**	Assets £'000	Liabilities £'000
Interest-rate swaps - cash flow hedges	**-**	**(1,217)**	-	(172)
Forward foreign exchange contracts - cash flow hedges	**3,234**	**(452)**	4,380	(1,102)
Total	**3,234**	**(1,669)**	4,380	(1,274)
Less non-current portion:				
Forward foreign exchange contracts - cash flow hedges	**1,409**	**(5)**	1	(550)
Current portion	**1,825**	**(1,664)**	4,379	(724)

9. Derivative financial instruments cont'd

The Group uses various derivative instruments including forward foreign exchange contracts, interest rate swaps and forward rate agreements to manage the risks arising from variations in significant future currency cashflows and interest earnings that arise from movements in exchange and interest rates.

Derivative instruments purchased are primarily denominated in the currencies of the Group's main markets.

The net fair value of financial derivatives based upon market values, excluding tax, as at 30th June 2006 and designated as effective cash flow hedges was £1.6m and has been deferred in equity. Gains and losses arising on derivative financial instruments outstanding as at 30th June 2006 will be released to the income statement at various dates up to twenty four months from the balance sheet date. No material amounts were transferred to the income statement during the period in respect of the fair value of financial derivatives.

a) Forward Foreign Exchange Contracts

The Group's major currency transaction currency exposure arises in USD and the Group continues to adopt a prudent approach in actively managing this exposure. As at 30th June 2006 the Group had outstanding forward foreign exchange contracts, principally in USD, amounting to a principal value of £128,835,720 (2005: £91,768,914).

b) Interest Rate Swaps and Forward Rate Agreements

The Group uses interest rate hedges, principally interest rate swaps, to mitigate the impact upon interest earnings and expense of changes in interest rates. The notional principal amounts of outstanding interest rate swaps and FRAs as at 30th June 2006 was USD 100,000,000 and GBP 50,000,000 (2005: USD 105,000,000).

Interest rate hedges outstanding at 30th June 2006 have effective fixed interest rates, which hedge USD LIBOR at 4.6% and GBP LIBOR at 4.5% (2005: USD 2.7% to 3.1%). The weighted average period to maturity is 21.7 months (2005: 7.2 months). These interest rate swaps are designated and effective as cash flow hedges and the fair value thereof has been deferred in equity.

c) Hedge of net investment in foreign entity

As at 30th June 2006 the Group had a US Dollar denominated borrowing totalling USD 1.0m (2005: USD 34.1m) which was designated as a hedge of net investment in the Group's US subsidiaries. Gains and losses arising from the translation of this foreign currency borrowing to GBP at the balance sheet date were recognised in 'Exchange reserves' in shareholders' equity.

10. Trade and other receivables

Current receivables and prepayments	**As at 30th June 2006 £'000**	As at 30th June 2005 £'000
Trade receivables	**126,270**	115,433
Less: Provision for bad debt	**(15,603)**	(17,790)
Trade receivables - net	**110,667**	97,643
Other debtors	**56,305**	74,684
Prepayments	**13,008**	12,572
	179,980	184,899

11. Cash & Cash equivalents

	As at 30th June 2006 £'000	As at 30th June 2005 £'000
Cash at bank and in hand	**87,223**	99,289
Short term bank deposits	**543,229**	295,852
	630,452	395,141

12. Trade and other payables

	As at 30th June 2006 £'000	As at 30th June 2005 £'000
Insurance creditors	**425,913**	358,199
Social security and other taxes	**7,787**	6,948
Other creditors	**97,820**	89,802
	531,520	454,949

13. Retirement benefit obligations

The Group operates two principal defined benefit pension schemes - the Jardine Lloyd Thompson Pension Scheme in the UK and the JLT (USA) Employee Retirement Plan.

During the period the financial position of the UK scheme has been updated to reflect the anticipated annual cost for current and past service, the expected return on post employment scheme assets, the interest on post employment plan liabilities and cash contributions made to the scheme. In addition, consideration has been given to the potential impact of changes to the underlying assumptions relating to mortality and discount rates. It has been concluded that since the resulting changes would materially offset each other, no adjustment is required at 30th June 2006.

With effect from 31st July 2005 the JLT (USA) Employee Retirement Plan was amended to eliminate future benefit accruals. Consequently during the period the financial position of the scheme has been updated to reflect the expected return on post employment scheme assets and the interest on post employment plan liabilities.

No interim valuation of either schemes assets or liabilities has been carried out, accordingly, there are no actuarial gains or losses shown in the Statement of Recognised Income and Expense on page 8. A formal valuation of the UK Scheme as at 1st April 2006 is currently being undertaken.

	UK Scheme £'000	US Scheme £'000	Total £'000
At 1st January 2006	**145,837**	**7,354**	**153,191**
Exchange movement	-	(354)	(354)
Charge to operating profit	6,904	-	6,904
Net charge to finance costs	250	(56)	194
Cash contributions	(8,341)	-	(8,341)
At 30th June 2006	**144,650**	**6,944**	**151,594**

14. Provisions

	Property related provisions £'000	Pension mis-selling provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2006	**10,147**	**-**	**35,538**	**11,986**	**956**	**58,627**
Exchange adjustment	(36)	-	(34)	(412)	-	(482)
Reclassification to current liabilities	(115)	-	-	-	-	(115)
Adjustment to gross basis	-	-	180	-	-	180
Utilised in the period	(2,090)	-	(596)	(2,041)	(34)	(4,761)
Charged to the Income Statement	-	-	931	-	-	931
Interest charge	122	-	-	108	12	242
Acquisitions	-	-	-	(95)	-	(95)
At 30th June 2006	**8,028**	**-**	**36,019**	**9,546**	**934**	**54,527**

	Property related provisions £'000	Pension mis-selling provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2005	12,931	98	22,728	20,010	1,263	57,030
Exchange adjustment	71	-	29	376	-	476
Adjustment to gross basis	-	-	11,872	-	-	11,872
Utilised in the period	(3,874)	(98)	(2,357)	(7,900)	(88)	(14,317)
Charged to the Income Statement	524	-	4,600	-	-	5,124
Notional interest charge	191	-	-	56	13	260
Acquisitions	-	-	-	1,614	-	1,614
At 30th June 2005	9,843	-	36,872	14,156	1,188	62,059

	As at 30th June 2006 £'000	As at 30th June 2005 £'000
Analysis of total provisions:		
Non-current - to be utilised in more than one year	**6,411**	18,154
Current - to be utilised within one year	**48,116**	43,905
	54,527	62,059

Property related provisions

The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Provision is made for the future rental cost of vacant property. In calculating the provision required, account is taken of the duration of the lease and any recovery of cost achievable from subletting. Property provisions occur principally in the USA and UK and relate to a variety of lease commitments. The longest lease terms for each country are to 2014 and 2016 respectively.

Pension mis-selling provision

In previous years provision has been made in respect of claims for compensation against a Group subsidiary arising from the mis-selling of pension advice and pension products. The liability arising from this issue was satisfied during the previous year.

14. Provisions cont'd

Litigation provisions

At any point in time the Group can be involved in a variety of litigation issues. A balance sheet provision is established in respect of such issues when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated. The Group analyses its litigation exposures based on available information, including external legal consultation where appropriate, to assess its potential liability. Where appropriate the Group also provides for the cost of defending or initiating such matters.

Where a litigation provision has been made it is stated gross of any third party recovery; all such recoveries are included as "Other debtors" within trade and other receivables. At 30th June 2006, in connection with certain litigation matters, the Group's litigation provisions include an amount of £18.0m (2005: £18.5m) to reflect this gross basis and the corresponding insurance recovery has been included within trade and other receivables. This presentation has had no effect on the Consolidated Income Statement for the period ended 30th June 2006 (2005: nil).

Deferred consideration

Provision is made in respect of additional consideration payable following the initial completion of an acquisition. The value of the deferred consideration may be revised from time to time prior to final settlement.

Acquisition integration provisions

Represent costs expected to be incurred as a result of combining and restructuring operations following an acquisition. These costs are not associated with the ongoing activities of the company.

In accordance with the requirements of IAS 37 the Group has discounted certain provisions to their present value. The discount rate applied to each provision is appropriate to the nature of the provision and the location in which the liability occurs, The interest charge, represents the unwinding of the provision discounting, and has been included as part of "Finance costs" within the Consolidated Income Statement.

15. Changes in Shareholders' Funds

For the 6 months to 30th June 2006	Share capital £'000	Share premium £'000	Fair value & hedging reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total shareholders' funds £'000
Balance at 1st January 2006	**10,615**	**73,370**	**433**	**6,229**	**57,978**	**148,625**
Fair value gains/(losses) net of tax						
- available-for-sale	-	-	(1,009)	-	-	(1,009)
- cashflow hedges	-	-	3,102	-	-	3,102
Currency translation differences	-	-	-	(8,208)	-	(8,208)
Net gains/(losses) recognised directly in equity	**-**	**-**	**2,093**	**(8,208)**	**-**	**(6,115)**
Net profit	-	-	-	-	31,928	31,928
Total recognised income and expense for the period	**-**	**-**	**2,093**	**(8,208)**	**31,928**	**25,813**
Dividends paid (note 6)	-	-	-	-	(24,413)	(24,413)
Reversal of amortisation in respect of share based payments	-	-	-	-	5,095	5,095
Issue of share capital	4	143	-	-	-	147
Balance at 30th June 2006	**10,619**	**73,513**	**2,526**	**(1,979)**	**70,588**	**155,267**

15. Changes in Shareholders' Equity cont'd

For the 6 months to 30th June 2005	Share capital £'000	Share premium £'000	Fair value & hedging reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total shareholders' funds £'000
Balance at 31st December 2004	10,100	33,628	-	(6,617)	66,117	103,228
Adoption of IAS 32 and IAS 39	-	-	12,130	-	-	12,130
Balance at 1st January 2005	10,100	33,628	12,130	(6,617)	66,117	115,358
Fair value losses net of tax						
- available-for-sale	-	-	(66)	-	-	(66)
- cashflow hedges	-	-	(8,928)	-	-	(8,928)
Currency translation differences	-	-	-	7,278	-	7,278
Net gains/(losses) recognised directly in equity	-	-	(8,994)	7,278	-	(1,716)
Net profit	-	-	-	-	33,339	33,339
Total recognised income and expense for the period	-	-	(8,994)	7,278	33,339	31,623
Dividends (note 7)	-	-	-	-	(25,392)	(25,392)
Reversal of amortisation in respect of share based payments	-	-	-	-	5,068	5,068
Contribution to Quest	-	-	-	-	20	20
Issue of share capital	471	37,867	-	-	-	38,338
Balance at 30th June 2005	10,571	71,495	3,136	661	79,152	165,015

16. Qualifying Share Ownership Trust

During the period the QUEST has allocated no ordinary shares (2005: 9,614) to employees in satisfaction of options that have been exercised under the Jardine Lloyd Thompson Sharesave Schemes. The exercise proceeds received in 2005 of £20,000 were credited by the Company directly to retained earnings.

17. Cash generated from operations

Reconciliation of profit before taxation to cash generated from operations	6 months to 30 June 2006 £'000	6 months to 30 June 2005 £'000
Cash flows from Operating activities		
Profit before taxation	**48,551**	48,076
Investment Income receivable	**(8,879)**	(6,653)
Interest payable on bank loans and finance leases	**1,803**	1,750
Fair value losses on financial instruments	**160**	22
Pension finance charge	**194**	1,147
Unwinding of provision discounting	**243**	260
Depreciation	**3,550**	4,074
Amortisation of intangible assets	**3,346**	2,709
Negative goodwill on acquisitions	**(35)**	-
Amortisation of share based payments	**5,095**	5,068
Amortisation of employee benefit trust	**488**	398
(Profit)/loss on disposal of property, plant and equipment	**(38)**	7
Share of results of associates undertakings	**(2,545)**	(2,225)
Increase in trade and other receivables	**(25,709)**	(29,143)
Decrease in trade and other payables - excluding insurance broking balances	**(2,754)**	(9,970)
Decrease in provisions for liabilities and charges	**(3,830)**	(9,193)
Decrease in retirement benefit obligation	**(1,437)**	(626)
Net cash inflow from operations	**18,203**	5,701

18. Business combinations

During the period the following acquisitions and additional investments in existing businesses were complete, none of which were individually significant.

	Acquisition Date	Percentage voting rights acquired	Cost £'000
Acquisition of new businesses completed during the year	Jan - June 06	100%	**1,768**
Additional investments in existing businesses	Jan - June 06	-	**402**
			2,170

The assets and liabilities arising from the acquisition were as follows:	Fair value £'000	Acquiree's carrying amount £'000
Trade and other receivables	**242**	**242**
Cash and cash equivalents	**992**	**992**
Trade and other payables	**(257)**	**(257)**
Taxation	**(1)**	**(1)**
Provision for liabilities and charges	**95**	**95**
Minority interests	**44**	**44**
	1,115	**1,115**

As at 30th June 2006, the process of reviewing the fair value of assets acquired had not been completed, consequently the fair values stated above are provisional.

18. Business combinations cont'd

	£'000
Purchase consideration settled in cash	2,170
Cash and cash equivalents in subsidiary acquired	(992)
Cash outflow on acquisition	1,178

Group summary of the net assets acquired and goodwill:

	£'000
Purchase consideration - cash paid	2,170
Fair value of net assets acquired	(1,115)
	1,055
Negative goodwill credited to consolidated income statement	35
Goodwill	1,090

19. The interim report will be posted to shareholders by 10th August 2006 and will be available to the public upon request to the Company Secretary at 6 Crutched Friars, London EC3N 2PH.